UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On March 31, 2025, the Registrant issued a press release, a copy of which is furnished hereto as Exhibits 99.1. The press release announces the Registrant’s 2025 Annual General Meeting of Shareholders (“2025 AGM”). The official notice of the 2025 AGM, ADS Voting Card and Appendix 1 (Director Candidate Biographies) sent to shareholders of record are attached hereto as Exhibit 99.2, 99.3, and 99.4 respectively.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated March 31, 2025
99.2	Notice of 2025 AGM
99.3	ADS Voting Card
99.4	Appendix 1 (Director Candidate Biographies)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 1, 2025

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel